Exhibit 12.1

LRR Energy, L.P.

Ratio of Earnings to Fixed Charges

	LRR Energy, L.P.		Predecessor
	Nine Months Ended	Period from November 16 to	Period from January 1 to	Year Ended	Year Ended	Year Ended	Year Ended
	September 30, 2012	December 31, 2011	November 15, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	2,931	13,064	35,628	22,366	(6,718)	46,782	(13,001)
Plus: Fixed charges	4,541	604	919	3,223	1,274	2,131	792
	7,472	13,668	36,547	25,589	(5,444)	48,913	(12,209)

Ratio of Earnings to Fixed Charges	1.6x	22.6x	39.8x	7.9x	(a)	23.0x	(b)

Fixed charges
Sum of:
Interest expensed and capitalized (does not include gains/losses from derivatives)	4,278	554	860	3,085	1,157	2,081	755
Amortized premiums, discounts and capitalized expenses related to indebtedness	263	50	59	138	117	50	37
	4,541	604	919	3,223	1,274	2,131	792

(a)  During the period noted, our coverage ratio was less than 1:1.  Our predecessor would have needed to generate additional earnings of approximately $6.7 million during the year ended December 31, 2009 to achieve a coverage ratio of 1:1.

(b)  During the period noted, our coverage ratio was less than 1:1.  Our predecessor would have needed to generate additional earnings of approximately $13.0 million during the year ended December 31, 2009 to achieve a coverage ratio of 1:1.